UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One):

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ____________

Commission file number 1-16095

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COVENTRY HEALTH CARE, INC.
RETIREMENT SAVINGS PLAN
6720-B Rockledge Drive, Suite 700
Bethesda, MD 20817

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156

REQUIRED INFORMATION

1.	Financial Statements and Schedules (and Notes thereto)
2.	Consent of Independent Registered Public Accounting Firm to Incorporation By Reference (attached)

SIGNATURES

Coventry Health Care, Inc. Retirement Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Coventry Health Care, Inc. Retirement Savings Plan

Date: June 30, 2014	By:	/s/ Deanna Fidler
Name: Deanna Fidler
Tittle: Executive Vice President, Human Resources

COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN
Plan Sponsor EIN – 52 2073000
ERISA Plan Number – 002

Financial Statements and Supplemental Schedules
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

Schedule H, Line 4j - Schedule of Reportable Transactions	12

Note:	The following schedules are required by Section 103 of the Employee Retirement Income Security Act of 1974, but have not been included as they are not applicable:

•	Schedule of Investment Assets (Both Acquired and Disposed of Within the Plan Year)

•	Nonexempt Transactions

•	Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

•	Schedule of Leases in Default or Classified as Uncollectible

Report of Independent Registered Accounting Firm
The Plan Administrator
Coventry Health Care, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Coventry Health Care, Inc. Retirement Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and the Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Hartford, Connecticut
June 30, 2014

COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN
Plan Sponsor EIN – 52-2073000
ERISA Plan Number – 002

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets
Investments at fair value:
Investments	$1,058,954,636	847,336,411
Total investments	1,058,954,636	847,336,411

Cash	2,359	212,160

Receivables:
Notes receivable from participants	34,151,929	30,390,956
Total receivables	34,151,929	30,390,956
Net assets available for benefits	$1,093,108,924	877,939,527

See accompanying notes to financial statements.

COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN
Plan Sponsor EIN – 52-2073000
ERISA Plan Number – 002

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2013

Additions:
Investment income:
Interest and dividends	$32,564,675
Net appreciation in fair value of investments	164,335,507
Net investment income	196,900,182
Interest income from loans to participants	1,640,899
Contributions:
Participants	61,589,495
Rollovers	4,568,250
Employer, net of forfeitures	35,104,901
Total contributions	101,262,646
Total additions	299,803,727
Deductions:
Benefits paid directly to participants	84,438,467
Administrative expenses, net of forfeitures	195,863
Total deductions	84,634,330
Net increase	215,169,397
Net assets available for benefits:
Beginning of year	877,939,527
End of year	$1,093,108,924

See accompanying notes to financial statements.

Coventry Health Care, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

(1)	Plan Description

The following description of the Coventry Health Care, Inc. Retirement Savings Plan (the Plan) is provided for general informational purposes only. Complete information regarding the Plan’s provisions may be found in the Plan document, which is available from the former Corporate Benefits Department of Coventry Health Care, Inc.

(a)	General

Coventry Health Care, Inc. and subsidiaries (the Company) adopted a savings plan and trust effective April 1, 1998. The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (the Code), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. All employees of the Company are automatically eligible to participate in the Plan upon commencement of employment, unless an alternate qualified plan is available to certain employees during the 410(b) transition period for newly acquired entities which may have previously sponsored a qualified plan prior to acquisition. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Effective December 1, 2006, the Plan was amended to remove the three-year service requirement for divestiture, allowing all participants regardless of their years of service to liquidate the Company common stock from their accounts, subject to SEC blackout period trading restrictions, and transfer the proceeds to other Plan investment options.
Effective September 17, 2012, the Plan was amended to provide a “pass-through” option for any dividends paid by Qualifying Employer Securities within the plan. Prior to this amendment the plan required that all dividends paid on the Qualifying Employer Securities would be reinvested in additional shares Qualifying Employer Securities. The pass-through option that was adopted by the plan via this amendment provides the participants with the choice of either having the dividend reinvested in additional shares Qualifying Employer Securities, or to receive the dividend in the form of a direct cash payment.
The Company completed its acquisition of Family Health Partners on January 1, 2012. As a result of this acquisition, the Family Health Partners 401(k) plan was terminated and the employees were given a choice to take cash distribution, roll over the balance to an IRA, or roll the balance into the Plan.
On August 8, 2012, subsequent to the approval by the Board of Directors, the Company entered into a definitive agreement pursuant to which Aetna Inc. would acquire the Company once all required regulatory approvals were received. Final regulatory approved was received and as a result effective May 7, 2013 the acquisition of the Company by Aetna Inc. was completed. From the completion of the acquisition through December 31, 2013 the Plan was an independent plan sponsored by Aetna Inc.

(b)	Plan Administration

T. Rowe Price is the custodial trustee and record keeper of the Plan’s investments in mutual funds, participant loans, and Company common stock in the Plan. Prior to the aforementioned acquisition, the Plan was administered by the 401(k) Plan Investment Committee, which is appointed by the Board of Directors of the Company. From the completion of the acquisition through December 31, 2013 the Plan was administered by the Aetna Inc. Benefits Finance Committee.

Coventry Health Care, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

(c)	Contributions

Eligible employees are automatically enrolled with a deferral rate of 6% of compensation unless they specify otherwise. Eligible employees can contribute an amount up to 75% of compensation, as defined by the Plan, subject to certain limitations under the Code. Participants age 50 or over may make additional catch-up contributions. In addition, the Company provides a matching contribution equal to 100% of each participant’s contribution up to a maximum of 3% of compensation, and 50% of each participant’s contribution in excess of 3% up to a maximum of 6% of compensation considered, for a maximum matching contribution of 4.5% of eligible Plan compensation. Beginning August 3, 2012, the Company’s matching contributions are invested in the participant’s account in the same investments as their before-tax contributions rather than the Company’s common stock fund.
Effective January 1, 2006, the Plan was amended so that Company matching contributions allocated on or after January 1, 2006, are referred to as safe harbor matching contributions. All safe harbor matching contributions made to the Plan from the effective date are 100% vested at all times.

(d)	Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions made prior to January 1, 2006, is based on years of service. Employer matching contributions made to Participant accounts prior to January 1, 2006, vest over the period listed below.

Less than one year	0%
One year	50%
Two years or more	100%

(e)	Benefits

Upon termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. The form of payment is a lump-sum distribution. In-service withdrawals for situations including, but not limited to, financial hardships and attainment of age 59½, are allowed under the Plan.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions and (b) Plan income (losses) based on the participant’s investment and/or transaction activity. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts may first be used to pay administrative expenses and then to reduce future Company matching contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(g)	Participant Loans

A participant may borrow a maximum of the lesser of $50,000 or 50% of their vested account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years, unless used to purchase a principal residence, in which case the term can be longer than five years. The interest rate is determined by the Plan Administrator to be a

Coventry Health Care, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

fixed rate at the time of borrowing using prevailing prime rate plus 2%. Interest rates on outstanding loans range from 5.00% to 10.25%. Each loan repayment is a combination of principal and interest payments based on the amortization schedule developed at the time the loan is processed by the Plan’s record keeper. The loans are secured by the balance in the participant’s account.

(h)	Forfeitures

During 2013, no forfeited nonvested accounts were used to reduce employer contributions. During 2012, $1,000,000 forfeited nonvested accounts were used to reduce employer contributions. As of December 31, 2013 and 2012, forfeited nonvested accounts available to reduce future employer contributions totaled $7,969 and $18,196, respectively. During 2013 and 2012, $10,210 and $31,000 of forfeitures were used to pay administrative expenses, respectively. All plan expenses are reviewed by the Plan Administrator, or their designee, to ensure they meet the standards set by ERISA’s fiduciary responsibility provisions before they are deducted from the plan assets. Any expenses deemed to not meet ERISA’s fiduciary responsibility provisions are paid from the general assets of the employer.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Plan’s financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes to financial statements. Actual results could differ from those estimates.

(c)	Income Recognition and Investment Valuation

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities, and any realized gains or losses resulting from those transactions, are recorded on a trade-date basis.
Investments of the Plan are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The Company’s common stock is valued at the last reported sales price on the last business day of the Plan year. Cash includes amounts to be used to pay for investments purchased but not yet settled at year-end. Participant loans are valued at their outstanding balances.

(d)	Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and

Coventry Health Care, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

(3)	Investments

The values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2013	2012
Aetna Inc. common stock	$116,892,834	—
Coventry Health Care, Inc. common stock	—	214,145,065
T. Rowe Price Retirement 2030 Fund	103,842,669	56,815,887
T. Rowe Price Retirement 2020 Fund	85,913,774	53,746,275
T. Rowe Price Summit Cash Reserves Fund	71,496,787	71,453,145
T. Rowe Price Retirement 2040 Fund	65,490,216	—
Blue Chip Growth Fund	64,799,296	—
PIMCO Total Return Administrative Shares	—	47,455,821
Growth Fund of America	—	46,425,288

During 2013, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Mutual and stock funds	$123,937,878
Company common stock	40,397,629
$164,335,507

(4)	Fair Value Measurements

Certain of the Plan’s financial assets are measured at fair value in the statements of net assets available for benefits. The fair values of these assets are based on valuations that include inputs that can be classified within one of three levels of a hierarchy established by U.S. generally accepted accounting principles. The following are the levels of the hierarchy and a brief description of the type of valuation information (inputs) that qualifies a financial asset or liability for each level:

•	Level 1 - Unadjusted quoted prices for identical assets in active markets.

•
Level 2 - Inputs other than Level 1 that are based on observable market data. These include: quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets, inputs that are observable that are not prices (such as interest rates, and credit risks) and inputs that are derived from or corroborated by observable markets.

•	Level 3 - Developed from unobservable data, reflecting management’s own assumptions.

When quoted prices in active markets for identical assets are available, management uses these quoted market prices to determine the fair value of financial assets and classifies these assets as Level 1. In other cases where a quoted market price for identical assets in an active market is either not available or not observable, management estimates fair values using valuation methodologies based on available and observable market information. These financial assets would then be classified as Level 2. If quoted market prices are not available, management determines fair value using an analysis of each investment’s financial

Coventry Health Care, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

performance. In these instances, financial assets may be classified in Level 3 even though there may be some significant inputs that may be observable.
The following is a description of the valuation methodologies used for the investments measured at fair value:
Mutual and stock funds - Investments are presented at fair market value. As with all mutual and stock and funds, each fund’s share price can vary based on the strength of the mutual or stock fund markets, a particular industry, or the specific holdings within each fund.
Employer Common Stock - Shares of employer common stock are presented at fair value. Quoted market prices are used to value investments of the employer common stock. The Plan’s financial assets with changes in fair values that are measured on a recurring basis at December 31, 2013 and 2012 were as follows:

	Level 1	Level 2	Level 3	Total
December 31, 2013:
Mutual and stock funds	$942,061,802	—	—	942,061,802
Employer common stock	116,892,834	—	—	116,892,834
Total investments at fair value	$1,058,954,636	—	—	1,058,954,636

	Level 1	Level 2	Level 3	Total
December 31, 2012:
Mutual and stock funds	$633,191,346	—	—	633,191,346
Employer common stock	214,145,065	—	—	214,145,065
Total investments at fair value	$847,336,411	—	—	847,336,411

At both December 31, 2013 and 2012, the Plan did not carry any Level 2 or Level 3 financial assets. There were no transfers between Level 1 and Level 2 during the years ended December 31, 2013 and 2012. Additionally, there were no transfers into or out of Level 3 for the years ended December 31, 2013 or 2012.

(5)	Nonparticipant-Directed Investments

Effective December 1, 2006, the Plan was amended to eliminate the three years of service requirement for divestiture of employer stock in the employer matching portion of the participant’s balance. This amendment enabled all participants to diversify their company stock from their employer matching contributions regardless of service (see note 1).

(6)	Party-in-Interest Transactions

Certain of the Plan’s administrative functions are performed by T. Rowe Price. In addition, certain Plan investments are shares of mutual funds and units in common trust funds managed by T. Rowe Price. The Plan paid T. Rowe Price $195,863 and $215,272 in fees in 2013 and 2012, respectively. Transactions with T. Rowe Price qualify as exempt party-in-interest transactions.

Coventry Health Care, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Fees paid during the Plan year legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

(7)	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 18, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. As a qualified Plan, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(9)	Subsequent Events

As previously disclosed within the footnotes of these financial statements, after final regulatory approval was received, the acquisition of the Company by Aetna Inc. was completed on May 7, 2013. Therefore, effective January 1, 2014, eligible Coventry Health Care employees were eligible to participate in the Aetna 401(k) Plan. The Coventry Health Care, Inc. Retirement Savings Plan is scheduled to be merged into the Aetna 401(k) Plan on September 2, 2014.
On October 3, 2013, it was announced that the Company had reached an agreement to settle an ERISA class action matter relating to the purchase of common stock in the Plan. On January 31, 2014, the United States District Court for the District of Maryland entered an order granting final approval of the class action settlement and authorizing payment of settlement funds to the members of the settlement class. As a result, certain individuals who participated in the Plan during the period February 9, 2007 to October 22, 2008, were entitled to receive a payment from the settlement proceeds. The allocation of the $2,390,103 settlement proceeds under the Court-approved Plan of Allocation was deposited into the Plan as of Monday, June 2, 2014.
The Company has evaluated subsequent events from the balance sheet date through the date the financial statements were issued and determined there were no other items to disclose.

SUPPLEMENTAL SCHEDULES

COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN
Plan Sponsor EIN – 52-2073000
ERISA Plan Number – 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

	Description of investment
	including maturity date,
Identity of issue, borrower,	rate of interest, collateral,		Current
lessor, or similar party	par, or maturity value	Cost	value

Mutual and stock funds:
T. Rowe Price GNMA Fund*	1,148,922 shares	**	$10,834,337
PIMCO Total Return, Instl	4,121,151 shares	**	44,055,105
American Century Small Cap Value Inst	2,980,401 shares	**	29,178,124
T. Rowe Price Equity Income Fund*	551,053 shares	**	18,096,593
Fidelity Low Priced Stock Fund	202,504 shares	**	10,015,844
T. Rowe Price Mid-Cap Growth Fund*	664,523 shares	**	48,363,949
T. Rowe Price Mid-Cap Value Fund*	411,778 shares	**	12,373,926
Neuberger Berman Genesis Inst	542,060 shares	**	33,553,506
Baron Growth Fund I	102,635 shares	**	7,504,690
T. Rowe Price Real Estate Fund*	524,202 shares	**	11,118,324
T. Rowe Price Retirement Income Fund*	657,372 shares	**	9,715,952
T. Rowe Price Retirement 2005 Fund*	157,657 shares	**	2,036,926
T. Rowe Price Retirement 2010 Fund*	923,386 shares	**	16,454,733
T. Rowe Price Retirement 2015 Fund*	1,220,756 shares	**	17,481,230
T. Rowe Price Retirement 2020 Fund*	4,213,525 shares	**	85,913,774
T. Rowe Price Retirement 2025 Fund*	2,919,057 shares	**	44,895,102
T. Rowe Price Retirement 2030 Fund*	4,594,808 shares	**	103,842,669
T. Rowe Price Retirement 2035 Fund*	2,561,522 shares	**	41,701,592
T. Rowe Price Retirement 2040 Fund*	2,797,532 shares	**	65,490,216
T. Rowe Price Retirement 2045 Fund*	1,091,273 shares	**	17,034,776
T. Rowe Price Retirement 2050 Fund*	1,287,670 shares	**	16,816,975
T. Rowe Price Retirement 2055 Fund*	159,625 shares	**	2,063,952
Royce Low Priced Stock Inst	625,873 shares	**	8,518,133
T. Rowe Price Summit Cash Reserves Fund*	71,496,787 shares	**	71,496,787
Blue Chip Growth Fund	1,003,085 shares	**	64,799,296
Harbor International Fund	480,548 shares	**	34,123,685
Vanguard Mid-Cap Index, Inst	431,964 shares	**	12,993,480
Vanguard Prime Cap ADM	316,162 shares	**	30,266,186
Vanguard Inst Index	219,381 shares	**	37,136,845
Dividend Growth Fund	1,015,902 shares	**	34,185,095

Total mutual and stock funds			942,061,802

Participant loans*	Maturing at various dates; interest rates
	ranging from 5.00% to 10.25%		34,151,929

Aetna Inc.*	1,704,226 shares		116,892,834
Total investments			$1,093,106,565

* Party-in-interest.
** Historical cost has been omitted, as these investments are participant-directed.

See accompanying report of independent registered public accounting firm.

COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN
Plan Sponsor EIN – 52-2073000
ERISA Plan Number – 002

Schedule H, Line 4j – Schedule of Reportable Transactions

December 31, 2013

					(h)
					Current
					value of
		(c)	(d)	(g)	asset on
(a)	(b)	Purchase	Selling	Cost	transaction	(i)
Identity of Party Involved	Description of assets	price	price	of asset	date	Net gain (loss)

Category (iii)—series of transactions in excess of 5% of plan assets

Coventry Health Care, Inc.	Coventry Health Care, Inc. common stock	$1,160,396	—	1,160,396	1,160,396	—
Coventry Health Care, Inc.	Coventry Health Care, Inc. common stock	—	239,640,058	123,576,144	239,640,058	116,063,914
Aetna	Aetna Inc. common stock	108,424,301	—	108,424,301	108,424,301	—
Aetna	Aetna Inc. common stock	—	7,594,500	7,106,040	7,594,500	488,460
TRP Retirement 2030 Fund	TRP Retirement 2030 Fund mutual fund	43,132,738	—	42,132,738	43,132,738	—
TRP Retirement 2030 Fund	TRP Retirement 2030 Fund mutual fund	—	8,810,505	7,658,715	8,810,505	1,151,790
Growth Fund of America	Growth Fund of America mutual fund	733,650	—	733,650	733,650	—
Growth Fund of America	Growth Fund of America mutual fund	—	50,854,369	41,476,244	50,854,369	9,378,125
PIMCO Total Return Admin	PIMCO Total Return Admin mutual fund	1,286,779	—	1,286,779	1,286,779	—
PIMCO Total Return Admin	PIMCO Total Return Admin mutual fund	—	48,529,145	47,372,064	48,529,145	1,157,081
PIMCO Total Return Instl	PIMCO Total Return Instl mutual fund	52,832,940	—	52,832,940	52,832,940	—
PIMCO Total Return Instl	PIMCO Total Return Instl mutual fund	—	6,636,466	6,819,472	6,636,466	(183,006)
TRP Blue Chip Growth Fund	TRP Blue Chip Growth Fund mutual fund	53,734,982	—	53,734,982	53,734,982	—
TRP Blue Chip Growth Fund	TRP Blue Chip Growth Fund mutual fund	—	3,837,612	3,613,799	3,837,612	223,813

There were no category (i), (ii) or (iv) transactions during the Plan year.

Columns (e) and (f) are not applicable.

See accompanying report of independent registered public accounting firm.